Exhibit 12.1
Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)
(Unaudited)

	Pro Forma Combined
	Nine Months	Year	Nine Months
	Ended	Ended	Ended		Years Ended October 31,

		October 31,
	July 31, 2007	2006	July 31, 2007		2006		2005		2004		2003		2002

Earnings from continuing operations before income taxes	$48,958	$61,233	$48,235	(3)	$58,790	(4)	$11,837	(5)(6)	$49,004	(7)	$4,902	(8)	$17,449	(9)(10)

Fixed charges:
Interest charges (1)	18,551	27,190	20,051		30,203		30,793		47,735		53,962		62,296
Interest portion of lease expense (2)	1,102	1,604	1,102		1,604		1,567		1,918		1,933		2,258

Total fixed charges	$19,653	$28,794	21,153		31,807		32,360		49,653		55,895		64,554

Earnings from continuing operations before income taxes and fixed charges, less capitalized interest	$68,611	$90,027	$68,611	(3)	$90,027	(4)	$43,864	(5)(6)	$98,257	(7)	$60,478	(8)	$81,687	(9)(10)

Ratio of earnings to fixed charges	3.49	3.13	3.24	(3)	2.83	(4)	1.36	(5)(6)	1.98	(7)	1.08	(8)	1.27	(9)(10)

(1)	Includes capitalized interest expense of $570 for the nine months ended July 31, 2007 and $777, $333, $400, $319 and $316 for 2006, 2005, 2004, 2003 and 2002, respectively.
(2)	The interest portion of lease expense is one-third of total lease expense.
(3)	Includes a charge of $2,343 related to Hurricane Katrina, a charge of $580 for separation charges primarily related to separation pay of a former executive officer who retired in the first quarter of 2007 and $677 for the loss on early extinguishment of debt related to the June 2007 senior convertible debt transaction.
(4)	Includes a net recovery of $1,628 related to Hurricane Katrina expenses, business interruption insurance proceeds of $3,169 related to Hurricane Katrina, a charge of $991 for separation charges related to the July 2005 restructuring of the Company’s divisions and retirement of an executive officer and ($353) of gains on dispositions, net of impairment losses.
(5)	Excludes cumulative effect of change in accounting principle of $153,180 (net of a $101,061 income tax benefit).
(6)	Includes a charge of $9,366 for net expenses related to Hurricane Katrina, a charge of $1,507 for separation charges related to the July 2005 restructuring of the Company’s divisions, $1,234 of gains on disposition, net of impairment losses and $32,822 for the loss on early extinguishment of debt related to the 2005 debt refinancings.
(7)	Includes a charge of $3,435 for severance and other charges relating to the workforce reduction announced in December 2003 and separation payments to a former executive and ($225) of gains on dispositions, net of impairment losses.
(8)	Includes a charge of $11,289 for the loss on early extinguishment of debt recorded in connection with the redemption of the Remarketable Or Redeemable Securities, a noncash charge of $9,562 recorded in connection with long-lived asset impairment and $2,450 of separation payments to former executives.
(9)	Includes a noncash charge of $18,500 recorded in connection with the write-down of assets held for sale.
(10)	Excludes cumulative effect of change in accounting principle of $193,090 (net of a $16,310 income tax benefit).

               During the periods presented, the Company had no preferred stock outstanding. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.